UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On February 5, 2025, SunCar Technology Group Inc. (the “Company”) entered into an underwriting agreement (“Underwriting Agreement”) with BTIG, LLC as the representative of the underwriters named therein (the “Underwriters”), to issue and sell 7,142,858 Class A ordinary shares (the “Firm Shares”) (the “Offering”) for total expected gross proceeds of approximately $50 million before underwriting discounts and commissions and offering expenses. In addition, the Company granted the Underwriters an option for a period of 30 days to purchase up to an additional 1,071,429 Class A ordinary shares (the “Option Shares”, and together with the Firm Shares, the “Shares”) at the public offering price less the underwriting discounts and commissions (the “Option”).

The Shares described above were offered pursuant to a shelf registration statement (File No. 333-279916), which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on June 14, 2024. A final prospectus supplement dated February 5, 2025 relating to and describing the terms of the Offering was filed with the SEC on February 6, 2025 (File No. 333-279916). The Offering closed on February 7, 2025.

On February 5, 2025, the Company issued a press release announcing the transaction stated above. A copy of the press release is filed herewith as Exhibit 99.1.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Maples and Calder (Hong Kong) LLP, Cayman counsel to the Company, has issued an opinion to the Company, dated February 7, 2025, regarding the validity of the issuance and sale of the Class A ordinary shares. A copy of the opinion is filed herewith as Exhibit 5.1.

EXHIBIT

Exhibit No.	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Maples and Calder (Hong Kong) LLP
99.1	Pricing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: February 7, 2025	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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